Filed pursuant to Rule 433 Registration No. 333-223191 December 10, 2020

HSBC Holdings plc

$1,500,000,000.00 4.600% Perpetual Subordinated Contingent Convertible Securities

(Callable During Any Optional Redemption Period) (the “Securities”)

Pricing Term Sheet:

Issuer:	HSBC Holdings plc (“HSBC Holdings”)

Sole Structuring Adviser and Book-Running Manager:	HSBC Securities (USA) Inc. (“HSI”)

Senior Co-Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Junior Co-Managers:

ABN AMRO Securities (USA) LLC

Commerz Markets LLC

Credit Agricole Securities (USA) Inc.

Intesa Sanpaolo S.p.A.

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

Skandinaviska Enskilda Banken AB (publ)

Siebert Williams Shank & Co., LLC

SMBC Nikko Securities America, Inc.

Wells Fargo Securities, LLC

Structure:	Perpetual Subordinated Contingent Convertible Securities

Issuer Ratings:*	A2 (negative) (Moody’s) / A- (stable) (S&P) / A+ (negative) (Fitch)

Expected Issue Ratings:*	Baa3 (Moody’s) / BBB (Fitch)

Pricing Date:	December 10, 2020

Settlement Date:	December 17, 2020 (T+5) (the “Issue Date”)

Maturity Date:	Perpetual, with no fixed maturity or fixed redemption date

Form of Offering:	SEC Registered Global

Selling Restrictions:

The Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investors in the European Economic Area (“EEA”) or in the United Kingdom (“UK”). Prospective investors are referred to the section headed “PRIIPS Regulation—Prohibition of sales to EEA and UK retail investors” on page S-3 of the Preliminary Prospectus Supplement (as defined below).

The Securities are complex financial instruments and are not a suitable or appropriate investment for all investors. In some jurisdictions, regulatory authorities have adopted or published laws, regulations or guidance with respect to the offer or sale of securities such as the Securities to retail investors.

In particular, in June 2015, the Financial Conduct Authority (the “FCA”) published the Product Intervention (Contingent Convertible Instruments and Mutual Society Shares) Instrument 2015, which set out certain rules and took effect from October 1, 2015 (the “PI Rules”). In addition, (i) on January 1, 2018, the provisions of Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) on key information documents for packaged retail and insurance based investment products became directly applicable in all EEA member states and the UK, and (ii) MiFID II was required to be implemented in EEA member states and the UK by January 3, 2018. Together, the PI Rules, the PRIIPs Regulation and MiFID II are referred to as the “Regulations.”

The Regulations set out various obligations in relation to (i) the manufacturing and distribution of financial instruments and (ii) the offering, sale and distribution of packaged retail and insurance-based investment products and certain contingent write down or convertible securities, such as the Securities.

Potential investors should inform themselves of, and comply with, any applicable laws, regulations or regulatory guidance with respect to any resale of the Securities (or any beneficial interests therein) including the Regulations.

HSBC Holdings (together with its subsidiary undertakings, “HSBC”), and some or all of the underwriters are required to comply with the Regulations. By purchasing, or making or accepting an offer to purchase (including by an indication of interest), any Securities (or a beneficial interest in such Securities) from HSBC and/or any underwriter, each prospective investor represents, warrants, agrees with and undertakes to HSBC and its affiliates and each of the underwriters and their affiliates that: (1) it is not a retail investor in the EEA or the UK; (2) it will not (A) sell, offer or recommend the Securities (or any beneficial interest therein) or otherwise make them available to retail investors in the EEA or in the UK, or (B) communicate (including the distribution any related prospectus or prospectus supplement) or approve an invitation or inducement to participate in, acquire or underwrite the Securities (or any beneficial interests therein) where that invitation or inducement is addressed to or disseminated in such a way that it is likely to be received by a retail investor in the EEA or in the UK; (3) it will at all times comply with all applicable laws, regulations and regulatory guidance (whether inside or outside the EEA or the UK) relating to the promotion, offering, distribution and/or sale of the Securities (or any beneficial interests therein), including (without limitation) any such applicable laws, regulations and regulatory guidance relating to determining the appropriateness and/or suitability of an investment in the Securities (or any beneficial interests therein) by investors in any relevant jurisdiction, having regard to the target market assessment for the Securities; (4) the identified target market for the Securities (for the purposes of the product governance obligations in MiFID II) is eligible counterparties and professional clients; and (5) no key information document under the PRIIPs Regulation has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPs Regulation. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of the IDD, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II.

Where acting as agent on behalf of a disclosed or undisclosed client when purchasing, or making or accepting an offer to purchase, any Securities (or any beneficial interests therein) from HSBC or any underwriter, the foregoing representations, warranties, agreements and undertakings will be given by and be binding upon both the agent and its underlying client.

Notice to Investors:	Each securityholder (which, for these purposes, includes each beneficial owner) acknowledges that The Stock Exchange of Hong Kong Limited (the “HKSE”) and the Securities and Futures Commission of Hong Kong (the “SFC”) may request HSBC Holdings to report certain information with respect to such securityholder (which may be obtained from the underwriters), including, among other things, such securityholder’s name, countries of operation and allotment sizes, that HSBC Holdings may provide the HKSE and the SFC with any such requested information with respect to such securityholder and that HSBC Holdings’ major securityholders (which may include those who have invested in the Securities) and their respective interests may be disclosed in HSBC Holdings’ annual and interim reports (which disclosure as of the date hereof would be required by those who have an interest in 5% or more of any class of HSBC Holdings’ voting shares, including any interest in unissued shares that may be issuable upon conversion of the Securities) and/or other public filings as may be required to be made in the future by HSBC Holdings in accordance with applicable stock exchange rules or regulatory requirements.

Transaction Details:

Principal Amount:	$1,500,000,000.00

10-Year Benchmark Treasury:	UST 0.875% due November 15, 2030

10-Year Benchmark Treasury Yield:	0.920%

10-Year Benchmark Treasury Price:	99-18+

20-Year Benchmark Treasury:	UST 1.375% due November 15, 2040

20-Year Benchmark Treasury Yield:	1.451%

20-Year Benchmark Treasury Price:	99-22+

Interpolated Benchmark Treasury Yield:	0.951%

Spread to Interpolated Treasury:	+364.9 bps

Re-offer Yield:	4.600%

Initial Interest Rate:	From (and including) the Issue Date to (but excluding) June 17, 2031, the interest rate on the Securities will be 4.600% per annum (the “Initial Interest Rate”).

Interest Rate Following Any Reset Date:	From (and including) each Reset Date (as defined below) to (but excluding) the next following Reset Date, the applicable per annum interest rate will be equal to the sum of the applicable Reference Rate on the relevant Reset Determination Date and 3.649% (the “Margin”).

Exchange Rate:	£1.00 = $1.3288

Issue Price:	100.000%

Gross Fees:	1.000%

Net Price:	99.000%

Net Proceeds to Issuer:	$1,485,000,000.00

Interest Payment Dates:	Interest on the Securities, if any, will be payable in arrear on June 17 and December 17 of each year, beginning on June 17, 2021.

Reset Dates:

June 17, 2031 and each fifth anniversary date thereafter (each such date, a “Reset Date”).

Each period from (and including) a Reset Date to (but excluding) the following Reset Date will be a “Reset Period.”

Reset Determination Dates:	The second business day immediately preceding a Reset Date (each, a “Reset Determination Date”).

Reference Rate:

The “Reference Rate” means, with respect to any Reset Period for which such rate applies:

(1) the rate per annum (expressed as a decimal) equal to the yield which represents the average for the week immediately prior to the related Reset Determination Date in the most recent H.15, (a) under the caption “Treasury Constant Maturities” and (b) for the maturity of five years;

(2) if such release (or any successor release) is not published during the week immediately prior to the related Reset Determination Date or does not contain such yields, the Reference Treasury Rate for such Reset Period; or

(3) if the Reference Rate cannot be determined, for whatever reason, as described under (1) or (2) above, “Reference Rate” means the rate per annum (expressed as a decimal) equal to the yield on U.S. Treasury securities having a maturity of five years as set forth in the most recent H.15 under the caption “Treasury constant maturities” for the maturity of five years at 5:00 p.m. (New York City time) on the last available date preceding the related Reset Determination Date on which such rate was set forth in such release (or any successor release).

The Reference Rate shall be calculated by the Calculation Agent.

Discretionary Interest Payments:	HSBC Holdings will have sole and absolute discretion at all times and for any reason to cancel (in whole or in part) any interest payment that would otherwise be payable on any interest payment date (the “Discretionary Interest Payment Right”).

Restrictions on Interest Payments:

Without prejudice to the Discretionary Interest Payment Right or the prohibition contained in Article 141(2) of CRD (as defined under “Description of the Securities—Definitions” in the Preliminary Prospectus Supplement) (and any implementation of such provision in the UK or, as the case may be, any succeeding provision amending or replacing such Article or any such implementing provision) on the making of payments on the Securities before the Maximum Distributable Amount has been calculated, subject to the extent permitted in the following paragraph in respect of partial interest payments in respect of the Securities, HSBC Holdings will not make an interest payment on any interest payment date (and such interest payment will therefore be deemed to have been cancelled and thus will not be due and payable on such interest payment date) if:

(a)   the amount of Relevant Distributions exceeds the amount of Distributable Items as of such interest payment date;

(b)   the aggregate of (x) the interest amount payable in respect of the Securities and (y) the amounts of any distributions of the kind referred to in Article 141(2) of CRD (and in any implementation thereof or of any equivalent or similar law, rule or provision applicable to HSBC Holdings in the UK or, as the case may be, in any succeeding provision amending or replacing such Article or any such law, rule or provision) exceeds the Maximum Distributable Amount (if any) applicable to HSBC Holdings as of such interest payment date;

(c)   the Solvency Condition is not satisfied in respect of such interest payment; or

(d)   the Relevant Regulator orders HSBC Holdings to cancel (in whole or in part) the interest otherwise payable on such interest payment date.

HSBC Holdings may, in its discretion, elect to make a partial interest payment on the Securities on any interest payment date, only to the extent that such partial interest payment may be made without breaching the restriction in the preceding paragraph. For the avoidance of doubt, the portion of interest not paid on the relevant interest payment date will be deemed to have been cancelled and thus will not be due and payable on such interest payment date.

Notice of Interest Cancellation:	If practicable, HSBC Holdings will provide notice of any cancellation or deemed cancellation of interest (in each case, in whole or in part) to the securityholders through the Depository Trust Company (“DTC”) (or, if the Securities are held in definitive form, to the securityholders at their addresses shown on the register for the Securities) and to the trustee and the paying agent directly on or prior to the relevant interest payment date. If practicable, HSBC Holdings will endeavor to do so at least five business days prior to the relevant interest payment date. Failure to provide such notice will have no impact on the effectiveness of, or otherwise invalidate, any such cancellation or deemed cancellation of interest (and accordingly, such interest will not be due and payable), or give the securityholders any rights as a result of such failure.

Agreement to Interest Cancellation:	By its acquisition of the Securities, each securityholder (which, for these purposes, includes each beneficial owner) will acknowledge and agree to the provisions described under “Description of the Securities—Interest—Interest Cancellation—Agreement to Interest Cancellation” in the Preliminary Prospectus Supplement.

Subordination:

The Securities will constitute HSBC Holdings’ direct, unsecured and subordinated obligations, ranking equally without any preference among themselves. The rights and claims of the securityholders in respect of, or arising from, the Securities will be subordinated to the claims of Senior Creditors.

“Senior Creditors” means HSBC Holdings’ creditors (i) who are unsubordinated creditors; (ii) whose claims are, or are expressed to be, subordinated to the claims of HSBC Holdings’ unsubordinated creditors but not further or otherwise; or (iii) whose claims are, or are expressed to be, junior to the claims of HSBC Holdings’ other creditors, whether subordinated or unsubordinated, other than those whose claims rank, or are expressed to rank, pari passu with, or junior to, the claims of the securityholders in a winding up occurring prior to a Capital Adequacy Trigger Event. For the avoidance of doubt, holders of any of HSBC Holdings’ existing or future Tier 2 capital instruments will be Senior Creditors.

Capital Adequacy Trigger Event:

A “Capital Adequacy Trigger Event” will occur if at any time the non-transitional CET1 Ratio is less than 7.0%. Whether a Capital Adequacy Trigger Event has occurred at any time will be determined by us, the Relevant Regulator or any agent of the Relevant Regulator appointed for such purpose by the Relevant Regulator.

“non-transitional CET1 Ratio” means, as of any date, the ratio of CET1 Capital to the Risk Weighted Assets, in each case as of such date, expressed as a percentage.

“CET1 Capital” means, as of any date, the sum, expressed in U.S. dollars, of all amounts that constitute common equity Tier 1 capital of the HSBC Group as of such date, less any deductions from common equity Tier 1 capital required to be made as of such date, in each case as calculated by HSBC Holdings on a consolidated basis and without applying the transitional provisions set out in Part Ten of CRR (or in any successor provisions thereto or any equivalent provisions of the Relevant Rules which replace or supersede such provisions) in accordance with the Relevant Rules applicable to HSBC Holdings as of such date (which calculation will be binding on the trustee, the paying agent and the securityholders). For the purposes of this definition, the term “common equity Tier 1 capital” will have the meaning assigned to such term in the EU Capital Requirements Legislative Package (as defined under “Description of the Securities—Definitions” in the Preliminary Prospectus Supplement and as the same may be amended or replaced from time to time) as interpreted and applied in accordance with the Relevant Rules then applicable to the HSBC Group or by the Relevant Regulator.

“Risk Weighted Assets” means, as of any date, the aggregate amount, expressed in U.S. dollars, of the risk weighted assets of the HSBC Group as of such date, as calculated by HSBC Holdings on a consolidated basis and without applying the transitional provisions set out in Part Ten of CRR (or in any successor provisions thereto or any equivalent provisions of the Relevant Rules which replace or supersede such provisions) in accordance with the Relevant Rules applicable to HSBC Holdings as of such date (which calculation will be binding on the trustee, the paying agent and the securityholders). For the purposes of this definition, the term “risk weighted assets” means the risk weighted assets or total risk exposure amount, as calculated by HSBC Holdings in accordance with the Relevant Rules applicable to it as of such date.

Automatic Conversion upon a Capital Adequacy Trigger Event:	If a Capital Adequacy Trigger Event occurs, then an Automatic Conversion will occur without delay (but no later than one month following the date on which it is determined such Capital Adequacy Trigger Event has occurred), as described under “Description of the Securities—Automatic Conversion Upon Capital Adequacy Trigger Event—Procedure—Automatic Conversion Procedure” in the Preliminary Prospectus Supplement, at which point all of HSBC Holdings’ obligations under the Securities will be irrevocably and automatically released in consideration of its issuance of the Conversion Shares to the Conversion Shares Depository on behalf of the securityholders (or to the relevant recipient in accordance with the terms of the Securities) on the date on which the Automatic Conversion will take place, or has taken place, as applicable (such date, the “Conversion Date”), in accordance with the terms of the Securities and the Indenture, and under no circumstances will such released obligations be reinstated.

After a Capital Adequacy Trigger Event, subject to the conditions described under “Description of the Securities—Automatic Conversion Upon Capital Adequacy Trigger Event—Procedure” in the Preliminary Prospectus Supplement, HSBC Holdings expects the Conversion Shares Depository to deliver to the securityholders on the Settlement Date either (i) Conversion Shares or (ii) if HSBC Holdings elects, in its sole and absolute discretion, that a Conversion Shares Offer be made, the Conversion Shares Offer Consideration.

The Securities will not be convertible into Conversion Shares at the option of the securityholders at any time.

“Conversion Shares” means HSBC Holdings’ ordinary shares to be issued to the Conversion Shares Depository on behalf of the securityholders (or to the relevant recipient in accordance with the terms of the Securities) following an Automatic Conversion, which ordinary shares will be in such number as is determined by dividing the aggregate principal amount of the Securities outstanding immediately prior to the Conversion Date by the Conversion Price rounded down, if necessary, to the nearest whole number of ordinary shares. The “Conversion Price” is fixed initially at $3.5878 and is subject to certain anti-dilution adjustments as described under “Description of the Securities—Anti-dilution— Adjustment of Conversion Price and Conversion Shares Offer Price” in the Preliminary Prospectus Supplement.

“Conversion Shares Offer” means, our election, at our sole and absolute discretion, that the Conversion Shares Depository make an offer of all or some of the Conversion Shares to all or some of our ordinary shareholders at a cash price per Conversion Share equal to the Conversion Shares Offer Price, subject to the conditions described further under “Description of the Securities—Automatic Conversion Upon Capital Adequacy Trigger Event—Procedure” in the Preliminary Prospectus Supplement.

“Conversion Shares Offer Price” is fixed initially at £2.70 per Conversion Share and is subject to certain anti-dilution adjustments as described under “Description of the Securities—Anti-dilution— Adjustment of Conversion Price and Conversion Shares Offer Price” in the Preliminary Prospectus Supplement. On the Issue Date, the Conversion Shares Offer Price and the Conversion Price will be equal (based on an exchange rate of £1.00 = $1.3288).

“Conversion Shares Offer Consideration” means in respect of each Security (i) if all the Conversion Shares are sold in the Conversion Shares Offer, the pro rata share of the cash proceeds from such sale attributable to such Security converted from pounds sterling (or any such other currency in which our ordinary shares are denominated) into U.S. dollars at the Prevailing Rate as of the date that is three Depository Business Days prior to the relevant Settlement Date as determined by the Conversion Shares Depository (less the pro rata share of any foreign exchange transaction costs) (the “pro rata cash component”), (ii) if some but not all of the Conversion Shares are sold in the Conversion Shares Offer, (x) the pro rata cash component and (y) the pro rata share of the Conversion Shares not sold pursuant to the Conversion Shares Offer attributable to such Security rounded down to the nearest whole number of Conversion Shares, and (iii) if no Conversion Shares are sold in a Conversion Shares Offer, the relevant Conversion Shares attributable to such Security rounded down to the nearest whole number of Conversion Shares, subject in the case of (i) and (ii)(x) above to deduction from any such cash proceeds of an amount equal to the pro rata share of any stamp duty, stamp duty reserve tax, or any other capital, issue, transfer, registration, financial transaction or documentary tax that may arise or be paid as a consequence of the transfer of any interest in the Conversion Shares to the Conversion Shares Depository on behalf of the securityholders (or to the relevant recipient in accordance with the terms of the Securities) in order for the Conversion Shares Depository (or the relevant recipient in accordance with the terms of the Securities) to conduct the Conversion Shares Offer.

Agreement with Respect to a Capital Adequacy Trigger Event:	By its acquisition of the Securities, each securityholder (which, for these purposes, includes each beneficial owner) will (i) consent to all of the terms and conditions of the Securities, including (x) the occurrence of a Capital Adequacy Trigger Event and any related Automatic Conversion following a Capital Adequacy Trigger Event and (y) the appointment of the Conversion Shares Depository (or the relevant recipient in accordance with the terms of the Securities), the issuance of the Conversion Shares to the Conversion Shares Depository on behalf of the securityholders (or to the relevant recipient in accordance with the terms of the Securities) and the potential sale of the Conversion Shares pursuant to a Conversion Shares Offer, (ii) acknowledge and agree that effective upon, and following, a Capital Adequacy Trigger Event, other than any amounts payable in the case of HSBC Holdings’ winding up or the appointment of an administrator for HSBC Holdings’ administration as described under “Description of the Securities—Subordination” in the Preliminary Prospectus Supplement, no securityholder will have any rights against HSBC Holdings with respect to repayment of the principal amount of the Securities or payment of interest or any other amount on or in respect of such Securities, in each case that is not due and payable, which liabilities will be automatically released, (iii) acknowledge and agree that events in, and related to, clause (i) may occur without any further action on the part of such securityholder (or beneficial owner), the trustee or the paying agent, (iv) authorize, direct and request DTC and any direct participant in DTC or other intermediary through which it holds such Securities to take any and all necessary action, if required, to implement the Automatic Conversion without any further action or direction on the part of such securityholder (or beneficial owner), the trustee or the paying agent and (v) waive, to the extent permitted by the Trust Indenture Act of 1939, as amended, any claim against the trustee arising out of its acceptance of its trusteeship for the Securities, including, without limitation, claims related to or arising out of or in connection with a Capital Adequacy Trigger Event and/or any Automatic Conversion.

Agreement with Respect to any Conversion Shares Offer:	If HSBC Holdings elects, in its sole and absolute discretion, that a Conversion Shares Offer be conducted, by its acquisition of the Securities, each securityholder (which, for these purposes, includes each beneficial owner) will: (i) consent to (x) any Conversion Shares Offer and to the Conversion Shares Depository’s using the Conversion Shares to settle any Conversion Shares Offer in accordance with the terms of the Securities, notwithstanding that such Conversion Shares are held by the Conversion Shares Depository on behalf of the securityholders and (y) the transfer of the beneficial interest it holds in the Conversion Shares to the Conversion Shares Depository in connection with the Conversion Shares Offer in accordance with the terms of the Securities, and (ii) irrevocably agree that (x) we, the Conversion Shares Depository (or the relevant recipient in accordance with the terms of the Securities) and the Conversion Shares Offer Agent, if any, may take any and all actions necessary to conduct the Conversion Shares Offer in accordance with the terms of the Securities, and (y) neither we, the trustee, the paying agent, the Conversion Shares Depository nor the Conversion Shares Offer Agent, if any, will, to the extent permitted by applicable law, incur any liability to the securityholders in respect of the Conversion Shares Offer (except for the obligations of the Conversion Shares Depository in respect of the securityholders’ entitlement to any Conversion Shares Offer Consideration).

Optional Redemption:

The Securities will not be redeemable at the option of the securityholders at any time.

The Securities may be redeemed in whole (but not in part) at HSBC Holdings’ option in its sole discretion on any business day during any Optional Redemption Period (the “Optional Redemption Date”), at a redemption price equal to 100% of the principal amount plus any accrued and unpaid interest to (but excluding) the date of redemption (which interest will exclude any interest that is cancelled or deemed to have been cancelled as described under “Description of the Securities— Interest—Interest Cancellation” in the Preliminary Prospectus Supplement). Any redemption of the Securities is subject to the restrictions described under “Description of the Securities—Redemption—Redemption Conditions” in the Preliminary Prospectus Supplement.

“Optional Redemption Period” means the period commencing on the date falling six calendar months prior to a Reset Date and ending on such Reset Date (both dates inclusive).

Special Event Redemption:	The Securities may be redeemed in whole (but not in part) at HSBC Holdings’ option in its sole discretion upon the occurrence of a Tax Event or a Capital Disqualification Event, as described under “Description of the Securities— Redemption—Special Event Redemption” in the Preliminary Prospectus Supplement. In each case, the redemption price for the Securities will be equal to 100% of their principal amount plus any accrued and unpaid interest to (but excluding) the date of redemption (which interest will exclude any interest that is cancelled or deemed to have been cancelled as described under “Description of the Securities—Interest—Interest Cancellation” in the Preliminary Prospectus Supplement). Any redemption of the Securities is subject to the conditions described under “Description of the Securities—Redemption—Redemption Conditions” in the Preliminary Prospectus Supplement.

Redemption Conditions:	Any redemption of the Securities is subject to the restrictions described under “Description of the Securities—Redemption—Redemption Conditions” in the Preliminary Prospectus Supplement.

Notice of Redemption:	Any redemption of the Securities will be subject to HSBC Holdings’ giving prior notice to the securityholders as described under, and subject to the provisions of, “Description of the Securities—Redemption—Notice of Redemption” in the Preliminary Prospectus Supplement.

Agreement with Respect to the Exercise of UK Bail-in Power:	The provisions in the Preliminary Prospectus Supplement in the section “Description of the Securities—Agreement with Respect to the Exercise of UK Bail-in Power” are applicable.

Governing Law:	The Indenture and the Securities will be governed by, and construed in accordance with, the laws of the State of New York, except that the subordination provisions of the Indenture and of the Securities will be governed by, and construed in accordance with, the laws of England and Wales.

Day Count Convention:	30/360 (following, unadjusted)

Minimum Denomination:	$200,000 and integral multiples of $1,000 in excess thereof.

Listing:	Global Exchange Market of Euronext Dublin

Documentation:	Preliminary prospectus supplement dated December 10, 2020 (the “Preliminary Prospectus Supplement”) incorporating the Prospectus dated February 23, 2018 relating to the Securities. If there is any discrepancy or contradiction between this Pricing Term Sheet and the Preliminary Prospectus Supplement, this Pricing Term Sheet shall prevail.

Paying Agent:	HSBC Bank USA, National Association.

Calculation Agent:	HSBC Bank USA, National Association.

Trustee:	The Bank of New York Mellon, London Branch.

CUSIP:	404280 CN7

ISIN:	US404280CN71

Unless otherwise defined herein, all capitalized terms have the meaning set forth in the Preliminary Prospectus Supplement.

*

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

HSBC Holdings has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents HSBC Holdings has filed with the SEC for more complete information about HSBC Holdings and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC Holdings or HSBC Securities (USA) Inc. will arrange to send you the prospectus if you request it by calling toll-free 1-866-811-8049.